SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 6, 2004

AVECIA GROUP plc
(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester M9 8ZS
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________)

Enclosure:	Fourth Quarter Results 2003.

Avecia Group plc

Financial Statements – December 31, 2003

TABLE OF CONTENTS

Consolidated Profit and Loss Accounts for the financial years ended December 31, 2003, December 31, 2002 and December 31, 2001.

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002.

Consolidated Cash Flow Statements for the financial years ended December 31, 2003, December 31, 2002 and December 31, 2001.

Selected Notes to Financial Statements

The financial information set out in this document in relation to the twelve months ended December 31, 2003 is unaudited, and does not constitute the company’s statutory accounts for that period. The UK statutory accounts for the twelve months ended December 31, 2003, will be finalised on the basis of financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies in due course, and similarly the form 20-F will be delivered to the SEC in due course.

1

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Avecia Group plc
Year ended December 31, 2003

Consolidated profit and loss accounts

Avecia Group plc		For the year ended December 31, 2003	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2001
				Restated	Restated	Restated	Restated
		£ million	£ million	£ million	£ million	£ million	£ million
	Note
Turnover: group and share of joint ventures		497.6			589.2		815.1
Less: share of joint ventures’ turnover		(12.4)			(13.5)		(11.5)
Group turnover	3
Continuing operations		361.4		417.2		431.0
Discontinued operations		123.8		158.5		372.6

			485.2		575.7		803.6
Operating costs	4		(501.1)		(567.9)		(759.4)
Exceptional operating costs	4		(69.3)		(32.6)		—
Other operating income	4		4.1		7.6		4.2

Group operating (loss)/profit
Continuing operations		(102.5)		(28.5)		(4.0)
Discontinued operations		21.4		11.3		52.4

			(81.1)		(17.2)		48.4
Share of operating profit of Joint Ventures			1.7		2.2		1.4
Profit on disposal of business	5		15.4		9.4		4.0

(Loss)/Profit on ordinary activities before interest and taxation			(64.0)		(5.6)		53.8
Other interest receivable and similar income	7		34.3		34.5		2.6
Interest payable and similar charges	8		(61.5)		(65.4)		(88.9)
Other Finance (cost)/increase			(2.4)		—		—

Loss on ordinary activities before taxation			(93.6)		(36.5)		(32.5)
Taxation on loss on ordinary activities			(0.9)		(6.5)		(5.8)

Loss on ordinary activities after taxation			(94.5)		(43.0)		(38.3)
Appropriation			(6.4)		(6.0)		(5.4)

Retained loss for the financial period			(100.9)		(49.0)		(43.7)

Prior years have been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these financial statements.

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Avecia Group plc
Year ended December 31, 2003

Consolidated balance sheet

		Avecia Group plc Consolidated

		Balance Sheet as at
		December 31, 2003	December 31, 2002
			Restated

	Note	£ million	£ million
Fixed assets
Intangible assets
Goodwill		277.7	318.3
Other intangible assets		10.1	11.7

		287.8	330.0
Tangible assets		263.2	336.1
Investments
Investments in joint ventures
Share of gross assets and goodwill		20.4	23.3
Share of gross liabilities		(1.6)	(1.5)

		18.8	21.8
		569.8	687.9
Current assets
Stocks		74.9	83.8
Debtors	9	92.8	132.5
Cash at bank and in hand		8.0	16.2

		175.7	232.5
Creditors:amounts falling due within one year	10	(165.5)	(126.0)

Net current assets		10.2	106.5
Total assets less current liabilities		580.0	794.4
Creditors:amounts falling due after more than one year	11	(440.6)	(543.7)
Provisions for liabilities and charges		(7.5)	(18.3)
Net assets excluding pension liability		131.9	232.4
Pension Liability		(113.2)	(93.9)

Net assets including pension liability		18.7	138.5

Capital and reserves
Called up share capital		330.6	330.5
Share premium account		13.4	15.2
Profit and loss account		(328.3)	(210.0)
Shares to be issued		3.0	2.8

Shareholders’ funds		18.7	138.5

of which: equity shareholders’ funds		(19.0)	103.5
non-equity shareholders’ funds		37.7	35.0

		18.7	138.5
Minority interests		—	—
Shareholders’ funds and minority interests		18.7	138.5

The accompanying notes are an integral part of these financial statements

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Avecia Group plc
Year ended December 31, 2003

Consolidated cash flow statements

		Avecia Group plc Consolidated
		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2003	2002	2001

	Note	£ million	£ million	£ million
Cash inflow from operating activities	13	47.3	107.8	120.5
Dividends from joint ventures	14	3.0	5.5	2.9
Returns on investments and servicing of finance	14	(47.0)	(56.9)	(73.3)
Taxation		(0.1)	(4.1)	(7.7)
Capital expenditure and financial investment	14	(49.6)	(43.1)	(62.1)
Acquisitions and disposals	14	76.6	196.2	31.1

Cash inflow before financing		30.2	205.4	11.4
Financing	14	(40.6)	(201.2)	(20.3)

(Decrease)/Increase in cash in the period		(10.4)	4.2	(8.9)

Reconciliation of net cashflow to movement in net debt
		Avecia Group plc Consolidated

		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2003	2002	2001

		£ million	£ million	£ million
(Decrease)/increase in cash in the period		(10.4)	4.2	(8.9)

Cash inflow from increase in debt and lease financing		(64.0)	(39.0)	(63.0)
Cash outflow from decrease in debt and lease financing		104.7	240.3	82.6

Change in net debt resulting from cash flows		30.3	205.5	10.7
Cash/(loans and finance leases) acquired with subsidiary		—	—	0.5
Translation differences		26.8	41.2	(10.1)
Non-cash items		(4.2)	(5.1)	0.9

Movement in net debt in the period		52.9	241.6	2.0
Net debt at the start of the period		(551.3)	(792.9)	(794.9)

Net debt at the end of the period		(498.4)	(551.3)	(792.9)

The accompanying notes are an integral part of these financial statements.

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Avecia Group plc
Year ended December 31, 2003

Consolidated statements of total recognized gains and losses

	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended Decemer 31,
	2003	2002	2001
		Restated	Restated

	£ million	£ million	£ million
Loss for the financial period
Group	(96.2)	(45.2)	(39.8)
Share of joint ventures	1.7	2.2	1.5

	(94.5)	(43.0)	(38.3)
Net exchange differences on the retranslation of net investments and related borrowings	1.6	(9.0)	(3.4)
Actuarial gain / (loss) relating to pensions liability	(29.2)	—	—

Total recognized losses relating to the financial period	(122.1)	(52.0)	(41.7)

Prior Year Adjustment	(81.3)

Total recognized losses since last annual report	(203.4)

Reconciliation of consolidated movements in shareholders’ funds

	Avecia Group plc Consolidated

	For the year ended December 31, 2003	For the year ended December 31, 2002	For the year ended December 31, 2001
		Restated	Restated

	£ million	£ million	£ million
Loss for the financial period	(94.5)	(43.0)	(38.3)
Appropriation of profit relating to non equity shares	(6.4)	(6.0)	(5.4)

	(100.9)	(49.0)	(43.7)
Other recognized gains and losses relating to the period (net)	(25.3)	(43.8)	(32.5)
New share capital subscribed	0.2	0.2	0.1
Premium on share issues (net of issue costs)	5.6	5.3	4.6
Shares to be issued	0.3	0.2	0.4
Amortization of share issue costs	0.3	0.4	0.4

Net addition to shareholders’ funds	(119.8)	(86.7)	(70.7)
Opening shareholders’ funds as previously stated	219.8	272.4	313.7
Prior year adjustment	(81.3)	(38.3)	(8.9)

Opening shareholders funds restated	138.5	234.1	304.8

Closing shareholders’ funds	18.7	138.5	234.1

The accompanying notes are an integral part of these financial statements.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements
(forming part of the financial statements)

1	Basis of preparation

General

The financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom (‘UK GAAP’), and under the historical cost accounting rules. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States (‘US GAAP’).

Consolidated financial statements

The consolidated financial statements include the financial position of the company and its subsidiary undertakings for the years ended December 31, 2003 and December 31, 2002 and the financial results of the company and its subsidiary undertakings for the years ended December 31, 2003, December 31, 2002 and December 31, 2001. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All significant intercompany accounts and transactions have been eliminated.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The group’s share of the profits less losses of joint ventures is included in the consolidated profit and loss account, and its interest in their net assets is included in investments in the consolidated balance sheet.

Going Concern

The directors have reviewed the Group’s budget for the current year and outline projections for the subsequent year including cash flows and forecasts of headroom available against debt covenants under new debt arrangements, which are currently being negotiated. Following this review, the Directors have formed a judgment that at the time of issue of the financial statements, subject to securing the new debt arrangements, the Group has sufficient resources to continue operating for the foreseeable future. For this reason, the Directors continue to prepare the financial statements on a going concern basis.

New accounting standards

UK GAAP

Amendment to FRS5 “Reporting the substance of transactions”: Revenue Recognition was issued in November 2003. This replaces the Exposure Draft issued in February 2003. This Application Note does not represent a change to existing Accounting Practice but provides additional guidance in specific areas. Adoption has not had a material impact on Avecia’s financial statements.

Financial Reporting Standard 17 (FRS 17) – “Retirement Benefits” sets out the requirements for accounting for retirement benefits, including the fair value of assets and liabilities arising from employer’s obligations, the treatment of related costs, and the level of disclosure. Avecia has fully adopted FRS 17 for the year ended December 31, 2003. The comparative figures have been restated accordingly. The adoption of FRS17 has reduced profit in 2003 by £1.9 million (2002: £0.4 million) on recognition of service costs and other finance costs and income, and has reduced the Profit and Loss reserve by £113.2 million (2002: £93.9 million) on recognition of the pension liability.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

2	Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc is being amortized over 15 years. Goodwill arising on subsequent acquisitions is also being amortized over 15 years.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Investments

A joint venture is an entity in which an interest is held on a long-term basis and which is jointly controlled with one or more other venturers under a contractual agreement.

The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account on the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Government grants

Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate.

Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Post-retirement benefits

Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

Stocks valuation

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Financial instruments

Financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information

Classes of business

Avecia is a global group of specialized chemical businesses, which develop, manufacture and market chemical products to customers in a wide range of industries.

The following is a brief description of each business segment:

Fine Chemicals – produces chemical intermediates for pharmaceutical and agrochemical products and for biotechnology applications;

Electronic Materials – supplier of color and black ink for ink jet printers, consumables for color photocopiers and laser printers; and organic light emitting polymers for flat panel displays;

Specialty Products – manufacture of chlorine-free and bromine-free sanitizers for pools and spas; and of preservatives, fungicides and disinfectants for industrial and consumer products, copper extraction products, pigments and additives for coatings and plastics products. The Metal Extraction Products business contained within this segment was sold during 2003 (see note 5, Disposals) and the Additives and Biocides businesses have been sold subsequent to the year end (see note 15, Post Balance Sheet Events). This entire segment is therefore classified as discontinued;

NeoResins – a supplier of water-borne resins used as binders and additives in the paint, coating, adhesives and printing ink industries;

The Stahl business was sold in January 2002 and is classified as discontinued.

The following tables analyze certain profit and loss and net asset items by business segment. No segment allocation has been shown for interest and taxation as they have not historically been allocated to these businesses. The accounting policies for each segment are the same as those for the consolidated/combined business. Central costs and overheads are not allocated to individual segments. The Group’s policy is to transfer products internally at external market prices.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

The tables below set out information for each of the industry segments and geographic areas of operation.

Avecia Group plc consolidated

	For the year ended December 31, 2003

	Fine Chemicals	Electronic Materials	Specialty Products (Discontinued)	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	112.7	75.4	124.3	175.9	—	9.9	498.2
Inter-segmental sales	—	—	(0.5)	(0.1)	—	—	(0.6)
Joint venture sales	—	(12.4)	—	—	—	—	(12.4)

Sales to third parties	112.7	63.0	123.8	175.8	—	9.9	485.2

Segment operating profit before:	(87.8)	3.8	21.4	27.4	—	0.4	(34.8)
Share of operating profit in joint ventures	—	1.7	—	—	—	—	1.7
Profit on disposal of business						15.4	15.4

Segment profit before interest, taxation and minority interests	(87.8)	5.5	21.4	27.4	—	15.8	(17.7)

Unallocated costs							(46.3)

Group profit before interest, taxation and minority interests							(64.0)

Net assets as at December 31, 2003	139.8	60.6	51.3	70.9	—	9.7	332.3

Unallocated net liabilities							(323.1)
Share of joint ventures’ net assets	—	9.5	—	—	—	—	9.5

Total net assets as at December 31, 2003							18.7

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2002 Restated

	Fine Chemicals	Electronic Materials	Specialty Products (Discontinued)	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	175.8	77.3	158.9	167.2	—	10.5	589.7
Inter-segmental sales	—	—	(0.4)	(0.1)	—	—	(0.5)
Joint venture sales	—	(13.5)	—	—	—	—	(13.5)

Sales to third parties	175.8	63.8	158.5	167.1	—	10.5	575.7

Segment operating profit before:	(4.7)	2.1	28.2	29.9	—	1.1	56.6
Share of operating profit in joint ventures	—	2.2	—	—	—	—	2.2
Profit on disposal of business	—	—	—	—	—	9.4	9.4

Segment profit before interest, taxation and minority interests	(4.7)	4.3	28.2	29.9	—	10.5	68.2

Unallocated costs							(73.8)

Group (loss) / profit before interest, taxation and minority interests							(5.6)

Net assets as at December 31, 2002	210.8	61.6	73.5	71.7	—	10.6	428.2

Unallocated net liabilities							(299.8)
Share of joint ventures’ net assets	—	10.1	—	—	—	—	10.1

Total net assets as at December 31, 2002							138.5

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill plus corporate assets and external loans.

2002 results have been restated to reflect the adoption of FRS17.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2001 (Restated)

	Fine Chemicals	Electronic Materials	Specialty Products (Discontinued)	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	193.6	79.6	160.1	162.1	215.4	11.9	822.7
Inter-segmental sales	(0.6)	(0.6)	(1.0)	(3.5)	(1.9)	—	(7.6)
Joint venture sales	—	(11.5)	—	—	—	—	(11.5)

Sales to third parties	193.0	67.5	159.1	158.6	213.5	11.9	803.6

Segment operating profit before:	13.2	6.7	23.6	26.5	28.8	0.7	99.5
Share of operating profit in joint ventures	—	1.4	—	—	—	—	1.4
Profit on disposal of business	—	—	—	—	4.0	—	4.0

Segment profit before interest, taxation and minority interests	13.2	8.1	23.6	26.5	32.8	0.7	104.9

Unallocated costs							(51.1)

Group profit before interest, taxation and minority interests							53.8

Net assets as at December 31, 2001	203.9	65.9	89.3	72.3	95.7	14.6	541.7

Unallocated net liabilities							(320.4)
Share of joint ventures’ net assets	—	12.8	—	—	—	—	12.8

Total net assets as at December 31, 2001							234.1

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

2001 results have been restated to reflect the adoption of FRS17.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2003

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	51.9	175.6	192.2	78.5	498.2
Inter-segmental sales	(0.1)	(0.4)	(0.1)	—	(0.6)
Sales to joint ventures	(0.4)	(3.1)	(8.9)	—	(12.4)

Sales to third parties	51.4	172.1	183.2	78.5	485.2

Sales by origin
Total sales	135.5	131.2	186.0	45.5	498.2
Inter-segmental sales	(0.4)	(0.1)	(0.1)	—	(0.6)
Joint venture sales	(4.6)	—	(7.8)	—	(12.4)

Sales to third parties	130.5	131.1	178.1	45.5	485.2

Segment operating profit before:	(48.2)	(11.7)	(23.1)	1.9	(81.1)
Share of operating profit in joint ventures	1.0	—	0.7	—	1.7
Profit on Disposal of Business	6.1	0.6	8.9	(0.2)	15.4

Segment/group profit before interest, taxation and minority interests	(41.1)	(11.1)	(13.5)	1.7	(64.0)

Net assets as at December 31, 2003	(85.8)	124.5	(35.1)	5.6	9.2

Joint ventures	5.8	—	3.7	—	9.5

Total net assets as at December 31, 2003					18.7

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2002 (Restated)

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	91.6	163.3	254.5	80.3	589.7
Inter-segmental sales	(0.2)	(0.3)	—	—	(0.5)
Sales to joint ventures	—	(3.2)	(10.3)	—	(13.5)

Sales to third parties	91.4	159.8	244.2	80.3	575.7

Sales by origin
Total sales	168.7	123.0	251.1	46.9	589.7
Inter-segmental sales	(0.3)	(0.1)	(0.1)	—	(0.5)
Joint venture sales	(4.4)	—	(9.1)	—	(13.5)

Sales to third parties	164.0	122.9	241.9	46.9	575.7

Segment operating profit before:	(10.5)	(14.3)	5.7	1.9	(17.2)
Share of operating profit in joint ventures	0.9	—	1.3	—	2.2
Profit on Disposal of Business	(15.9)	34.0	(10.6)	1.9	9.4

Segment/group profit before interest, taxation and minority interests	(25.5)	19.7	(3.6)	3.8	(5.6)

Net assets as at December 31, 2002	(82.6)	221.0	(11.6)	1.6	128.4

Joint ventures	6.0	—	4.1	—	10.1

Total net assets as at December 31, 2002					138.5

2002 results have been restated to reflect the adoption of FRS17.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2001 (Restated)

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	122.4	239.3	328.0	133.0	822.7
Inter-segmental sales	(1.2)	(5.1)	(1.2)	(0.1)	(7.6)
Sales to joint ventures	—	(2.9)	(8.6)	—	(11.5)

Sales to third parties	121.2	231.3	318.2	132.9	803.6

Sales by origin
Total sales	205.6	216.1	303.6	97.4	822.7
Inter-segmental sales	(1.5)	(4.8)	(1.2)	(0.1)	(7.6)
Joint venture sales	(3.2)	—	(8.3)	—	(11.5)

Sales to third parties	200.9	211.3	294.1	97.3	803.6

Segment operating profit before:	6.9	23.4	5.1	13.0	48.4
Share of operating profit in joint ventures	0.4	—	1.0	—	1.4
Profit on disposal of business	(3.6)	9.3	(1.0)	(0.7)	4.0

Segment/group profit before interest, taxation and minority interests	3.7	32.7	5.1	12.3	53.8

Net assets as at December 31, 2001	103.3	109.3	(10.3)	19.0	221.3

Joint ventures	6.9	—	5.9	—	12.8

Total net assets as at December 31, 2001					234.1

2001 results have been restated to reflect the adoption of FRS17.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

	Avecia Group plc Consolidated

Total assets	As at December 31, 2003	As at December 31, 2002 Restated

	£ million	£ million
Fine Chemicals	175.1	248.7
Electronic Materials	80.9	83.2
Specialty Products (Discontinued)	61.8	93.8
NeoResins	97.3	91.5
Stahl (Discontinued)	—	—
Other	330.4	403.2

	745.5	920.4

Other includes all goodwill.

	Avecia Group plc Consolidated

Capital expenditure on tangible and intangible fixed assets	For the Year ended December 31, 2003	For the Year ended December 31, 2002	For the year ended December 31, 2001

	£ million	£ million	£ million
Fine Chemicals	38.8	34.9	34.1
Electronic Materials	3.3	4.7	3.9
Specialty Products (Discontinued)	1.8	2.5	3.7
NeoResins	5.8	3.3	9.9
Stahl (Discontinued)	—	—	7.7
Other	0.3	0.6	1.9

Total	50.0	46.0	61.2

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
Depreciation and amortization	2003	2002	2001

	£ million	£ million	£ million
Fine Chemicals	73.2	30.0	17.9
Electronic Materials	6.7	6.5	5.4
Specialty Products (discontinued)	4.7	5.4	6.5
NeoResins	6.3	6.1	6.6
Stahl (discontinued)	—	—	7.6
Other	45.3	54.8	45.1

Total	136.2	102.8	89.1

Included in the year ended 31 December, 2003 is £55.3 million of fixed asset impairment charge in Fine Chemicals (2002: £8.6 million; 2001:£3.3 million). Other includes amortization of all goodwill.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

3        Segmental information (continued)

Geographic areas

	Avecia Group plc Consolidated

Net assets	As at December 31, 2003	As at December 31, 2002 Restated

	£ million	£ million
United Kingdom	(80.0)	(76.6)
Continental Europe	124.5	221.0
The Americas	(31.4)	(7.5)
Asia, Africa and Australasia	5.6	1.6

	18.7	138.5

	Avecia Group plc Consolidated

Tangible fixed assets	As at December 31, 2003	As at December 31, 2002

	£ million	£ million
United Kingdom	171.1	208.8
Continental Europe	39.2	35.9
The Americas	52.6	91.0
Asia, Africa and Australasia	0.3	0.4

	263.2	336.1

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
Average number of employees	2003	2002	2001

United Kingdom	1,766	1,934	1,969
Continental Europe	604	605	1,236
The Americas	673	843	1,283
Asia, Africa and Australasia	58	58	295

	3,101	3,440	4,783

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

4	Group operating profit
	Avecia Group plc Consolidated

	For the year ended December 31, 2003			For the year ended December 31, 2002
	Continuing operations	Discontinued operations	2003 Total	Continuing operations	Discontinued operations	2002 Total

	£ million	£ million	£ million	£ million	£ million	£ million
Operating costs
Cost of sales	(288.9)	(58.6)	(347.5)	(282.9)	(78.8)	(361.7)
Distribution costs	(16.1)	(6.7)	(22.8)	(17.8)	(9.1)	(26.9)
Research and development	(49.9)	(7.8)	(57.7)	(50.1)	(8.7)	(58.8)
Selling, general and administrative expenses	(44.0)	(29.1)	(73.1)	(85.4)	(35.1)	(120.5)

	(398.9)	(102.2)	(501.1)	(436.2)	(131.7)	(567.9)

Exceptional operating costs
Restructuring and site closure	—	—	—	(11.1)	—	(11.1)
Goodwill impairment	(69.3)	—	(69.3)	(4.8)	(16.7)	(21.5)

	(69.3)	—	(69.3)	(15.9)	(16.7)	(32.6)

Other operating income
Royalty income	0.2	—	0.2	0.8	—	0.8
Other income	3.7	0.2	3.9	5.3	1.5	6.8

	3.9	0.2	4.1	6.1	1.5	7.6

Total charge for depreciation and amortization included above	(130.6)	(4.7)	(135.3)	(96.4)	(5.4)	(101.8)

	Avecia Group plc Consolidated

	For the year ended December 31, 2001
	Continuing Operations	Discontinued operations	Total

	£ million	£ million	£ million
Operating costs
Cost of sales	(411.1)	(87.0)	(498.1)
Distribution costs	(38.3)	(7.7)	(46.0)
Research and development	(50.7)	(9.8)	(60.5)
Selling, general and administrative expenses	(123.2)	(31.6)	(154.8)

	(623.3)	(136.1)	(759.4)

Other operating income
Royalty income	0.1	0.1	0.1
Other income	3.5	0.6	4.1

	3.6	0.7	4.2

Total charge for depreciation and amortization included above	(74.0)	(13.5)	(87.5)

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

5	Profit on disposal of business

In July 2003 the Group completed the sale of the Metal Extraction Products and Intermediates and Stabilizers businesses to Cytec Industries Inc.

The principal effects on the reported results are as follows:

2003
£ million
Cash flow
Working capital settlement	0.1
Cash disposed	(0.1)
Sale of business	58.4

Profit on disposal
Goodwill written off on disposal	0.1
Net assets disposed	38.5
Disposal costs	5.2
Profit on disposal	14.9

58.7

Consideration Cash	58.6
Consideration Deferred	0.1

58.7

Additionally, during the year the group reported £0.2 million profit and received £20.0 million deferred consideration relating to the sale of Stahl which took place in 2002, and £0.3 million of provisions relating to the disposal of the Novacote business in 2001 were written back to profit.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

6	(Loss)/profit on ordinary activities before taxation

		Avecia Group plc Consolidated

		For the year ended	For the year ended	For the year ended
		December 31,	December 31,	December 31,
		2003	2002	2001

		£ million	£ million	£ million
	(Loss)/profit on ordinary activities before taxation is stated after charging

	Auditors’ remuneration:
Group	– audit	0.4	0.4	0.4
	– fees paid to the auditors and their associates in respect of other services	0.3	—	0.1
	Depreciation and other amounts written off tangible fixed assets:
	Owned	33.1	39.1	41.0
	Leased	1.1	0.3	0.8
	Impairment of tangible and intangible fixed assets	56.0	8.6	3.3
	Impairment of goodwill	13.4	21.5	—
	Amortization of goodwill	29.6	30.7	41.8
	Amortization of goodwill for joint ventures	0.9	1.0	1.1
	Amortization of intellectual property rights	2.1	1.6	1.1
	Exchange losses	5.1	1.4	—
	Other operating leases	0.2	0.4	0.3
	Research and development expenditure	57.7	58.8	60.5

	after crediting

	Exchange gains	34.8	33.1	0.1

7	Other interest receivable and similar income

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million
Net exchange gains	33.3	32.6	—
On bank deposits	1.0	1.9	2.0
Other	—	—	0.5
Share of net interest receivable from joint ventures	—	—	0.1

	34.3	34.5	2.6

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

8	Interest payable and similar charges

	Avecia Group plc Consolidated

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

	£ million	£ million	£ million
Net exchange losses	5.2	1.5	5.1
On bank loans and overdrafts	11.6	15.1	34.5
On all other loans	39.5	41.9	42.2
Amortization of finance fees	4.8	6.4	6.6
Finance charges payable in respect of finance leases and hire purchase contracts	0.4	0.4	0.5
Losses on early repayments of debt	—	0.1	—

	61.5	65.4	88.9

9	Debtors

	Avecia Group plc Consolidated

	December 31,	December 31,
	2003	2002

		Restated
	£ million	£ million
Trade debtors (net of provisions for bad debts)	61.0	80.4
Other debtors	7.9	28.5
Prepayments and accrued income	5.9	5.4
Amounts owed by parent undertakings	17.2	17.3
Amounts receivable from joint ventures	0.8	0.9

	92.8	132.5

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

10	Creditors: amounts falling due within one year

	Avecia Group plc Consolidated

	December 31,	December 31,
	2003	2002

		Restated
	£ million	£ million
Bank loans and overdrafts	70.0	26.4
Obligations under finance leases and hire purchase contracts	0.7	0.7
Trade creditors	55.5	53.6
Taxation and social security	8.8	9.3
Other creditors	4.9	6.3
Accruals and deferred income	25.6	29.7

	165.5	126.0

Bank loans at December 31, 2003 are shown net of finance costs of £4.2 million (2002: £4.2 million), which are being amortized over the life of the debt.

11	Creditors: amounts falling due after more than one year

	Avecia Group plc Consolidated

	December 31,	December 31,
	2003	2002

		Restated
	£ million	£ million
Bank loans and overdrafts	132.8	210.3
Other loans	298.3	324.5
Amounts owed to related undertakings	2.2	2.2
Obligations under finance leases and hire purchase contracts	4.6	5.6
Other creditors	1.3	—
Accruals and deferred income	1.4	1.1

	440.6	543.7

Bank loans and other loans as at December 31, 2003 are shown net of finance costs of £12.0 million (2002:£16.2 million) which are being amortized over the life of the debt.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

12	Borrowings, financial instruments and risk management

Analysis of debt shown net of unamortized issuance costs

	Avecia Group plc Consolidated

	Gross repayable December 31,	Net of fees December 31,
	2003	2003

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	30.1	26.0
Between one and two years	38.6	34.4
Between two and three years	43.4	40.4
Between three and four years	36.6	34.5
Between four and five years	18.3	16.5
In five years or more	306.2	305.3

	473.2	457.1

Amounts repayable in more than five years:
	Gross repayable December 31,	Net of fees December 31,
	2003	2003

	£ million	£ million

High Yield Bonds	306.2	305.3

	306.2	305.3

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

12	Borrowings, financial instruments and risk management (continued)

	Avecia Group plc Consolidated

	Gross repayable December 31,	Net of fees December 31,
	2002	2002

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	30.6	26.4
Between one and two years	33.8	29.6
Between two and three years	45.1	40.9
Between three and four years	52.4	49.3
Between four and five years	53.8	51.8
In five years or more	365.9	363.2

	581.6	561.2

Amounts repayable in more than five years:
	Gross repayable December 31,	Net of fees December 31,
	2002	2002

	£ million	£ million

Term A Loan	—	—
Term B Loan	—	—
Term C Loan	28.9	28.8
High Yield Bonds	337.0	334.4

	365.9	363.2

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

13	Net cash inflow from operating activities

	Avecia Group plc Consolidated

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2003	2002	2001

	£ million	£ million	£ million
Operating (loss)/profit	(81.1)	(17.2)	48.4
Non cash items	(1.7)	3.6	(3.8)
Depreciation, amortization and impairment charges	135.2	101.8	87.5
Increase in provision for pensions and similar obligations	0.2	1.3	3.1
Decrease in environmental provision	(0.1)	—	(1.2)
Increase in other provisions	(11.1)	10.7	1.9
(Profit)/loss on sale of fixed assets	(0.2)	(0.7)	(0.2)
(Increase)/decrease in stocks	(3.7)	8.7	(0.9)
Decrease in debtors	9.4	1.1	16.5
(Decrease)/increase in creditors	0.4	(1.5)	(30.8)

Net cash inflow from operating activities	47.3	107.8	120.5

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

14	Analysis of cash flows

	Avecia Group plc Consolidated

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31
	2003	2003	2002	2002	2001	2001

	£ million	£ million	£ million	£ million	£ million	£ million
Dividends from joint ventures and associates
Joint ventures	3.0		5.5		2.9

		3.0		5.5		2.9

Returns on investment and servicing of finance
Interest received	1.0		1.9		3.3
Interest paid	(47.6)		(58.4)		(76.2)
Interest element of finance lease rental payments	(0.4)		(0.4)		(0.4)

		(47.0)		(56.9)		(73.3)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(49.9)		(42.9)		(59.9)
Purchase of intangible fixed assets	(0.3)		(0.3)		(2.7)
Sale of tangible fixed assets	0.6		0.1		0.5

		(49.6)		(43.1)		(62.1)

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

14	Analysis of cashflows (continued)

	Avecia Group plc Consolidated

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2003	2003	2002	2002	2001	2001

	£ million	£ million	£ million	£ million	£ million	£ million
Acquisitions and disposals
Purchase of subsidiary undertaking	(1.9)		(3.4)		(2.6)
Net cash acquired/(disposed) with subsidiary	(0.1)		(3.7)		0.5
Purchase of interest in joint ventures and other investments	—		—		—
Disposal of subsidiary undertaking	78.6		203.3		33.2

		76.6		196.2		31.1

Financing
Loans to related parties	0.1		0.1		(0.1)
Loans repaid by related parties	—		—		—
Debt due within one year:
New loan repayable in current year	64.0		39.0		63.0
Loan repayments	(103.7)		(239.4)		(82.6)
Capital element of finance lease rental payments	(1.0)		(0.9)		(0.6)

		(40.6)		(201.2)		(20.3)

Transfers of cash by certain subsidiary undertakings are restricted to specific purposes under the terms of certain financing agreements.

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Avecia Group plc
Year ended December 31, 2003

Notes to the consolidated financial statements (continued)

15	Post balance sheet events

On January 31, 2004 Avecia completed the sale of the Additives business to The Lubrizol Corporation for a consideration of £71.0 million. The business’ principle manufacturing asset at Huddersfield, UK is included in the sale. Other manufacturing facilities at Grangemouth, Scotland will continue to be operated by Avecia under a long-term supply agreement. Approximately 110 employees transferred to Lubrizol upon completion.

In March 2004 Avecia signed a definitive agreement to sell its Biocides business to Arch Chemicals Inc for approximately US$215 million. The disposal was completed on April 2, 2004. Dedicated manufacturing assets at Huddersfield, Grangemouth and Seals Sands in the UK, and Mount Pleasant in the USA, transferred to Arch as part of the sale. Arch also acquired a technical service laboratory and commercial offices in various locations. Approximately 290 employees worldwide have been transferred to Arch.

The proceeds from these disposals have been used to pay off secured term debt.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: May 6, 2004	By: /s/	Derrick Nicholson
Name: Derrick Nicholson
Title: Finance Director